FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 333-228135

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated January 18, 2019, announcing a result of review by the Japan Fair Trade Commission regarding making Sanyo Special Steel Co., Ltd. a subsidiary of Nippon Steel & Sumitomo Metal Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL & SUMITOMO METAL CORPORATION

Date: January 18, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

January 18, 2019

Nippon Steel & Sumitomo Metal Corporation

Sanyo Special Steel Co., Ltd.

Result of Review by the Japan Fair Trade Commission regarding Making Sanyo Special Steel Co., Ltd. a Subsidiary of

Nippon Steel & Sumitomo Metal Corporation

With respect to making Sanyo Special Steel Co., Ltd. (“Sanyo”) a subsidiary of Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) (the “Proposed Transaction”) (*1) as previously announced in the press release “Notice Regarding Execution of an Agreement to Make Sanyo Special Steel Co., Ltd. a Subsidiary of Nippon Steel & Sumitomo Metal Corporation and Other Matters” dated August 2, 2018, NSSMC received, on January 18, 2019, from the Japan Fair Trade Commission (the “JFTC”) a “notice stating that the JFTC will not issue a cease-and-desist order” regarding the Proposed Transaction on condition that the remedies (*2) offered by NSSMC are taken.

*1

As a result of a capital increase through a third-party allotment of shares to be conducted by Sanyo and subscribed by NSSMC on March 28, 2019, NSSMC’s voting rights ownership in Sanyo will increase to 51.5%.

*2	Major items include the following measures:

for the Japanese market of small diameter seamless pipes and tubes for bearings,

•	a partial transfer of co-ownership interests in Sanyo’s rolling mill to Kobe Steel, Ltd. (“Kobe”); and

•	a partial transfer of NSSMC’s business and Sanyo’s business to Kobe.

For details of the result of the review, please refer to the JFTC’s website (https://www.jftc.go.jp/).

Pursuant to the relevant foreign competition laws, NSSMC has obtained all approvals from the foreign competition authorities required prior to the consummation of the Proposed Transaction.

Sanyo will hold an extraordinary general shareholders’ meeting on February 28, 2019 to obtain its shareholders’ approval on the capital increase through a third-party allotment of shares to be subscribed by NSSMC.

(For Inquiries)

Nippon Steel & Sumitomo Metal Corporation, Public Relations Center:

Tel. +81-3-6867-2135, 2146, 2977, 3419

Sanyo Special Steel Co., Ltd., General Administration Department:

Tel. +81-79-235-6003